UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): June 26, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Shareholder Distributions

On June 25, 2019, the board of directors of BRIX REIT, Inc. (the “Company”) declared distributions based on daily record dates for the period July 1, 2019 through September 30, 2019 at a rate of $0.00081522 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on a monthly basis on the 21st day following the end of each month, except for the August dividend which will be paid on September 23, 2019. The daily dividend rate of $0.00081522 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018 and to date in 2019.

All Monthly Dividend Distributions Will Be Delivered Electronically After June 30, 2019

As first announced on March 6, 2019, the Company will pay all future dividends electronically in an effort to reduce its environmental footprint by eliminating paper dividend checks mailed to investors. For investors that have not elected to participate in the distribution reinvestment plan, all cash distributions after June 30, 2019 will be delivered to shareholders electronically via Automated Clearing House (ACH) deposits directly into their bank account. If the Company does not have accurate bank account information for an investor, any distributions after June 30, 2019 will automatically be reinvested in the Company’s common stock under the distribution reinvestment plan.

Safe Harbor Statement

The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated June 17, 2019 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, all of which are accessible on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

	By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Date: June 26, 2019		Chief Financial Officer